CLOUGH GLOBAL ALLOCATION FUND

1290 Broadway, Suite 1100

Denver, CO 80203

July 15, 2010

VIA EDGAR

Ms. Christina DiAngelo

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street NE

Washington D.C.  20549-8626

RE:

Clough Global Allocation Fund  (the “Registrant” or the “Fund”)

Investment Company Act File No. 811-21583

Dear Ms. DiAngelo,

On behalf of the Registrant, this letter responds to your comments communicated orally to ALPS Fund Services, Inc. (“ALPS”), the administrator of the Registrant, on June 17, 2010 with respect to the review of the Registrant by the Securities and Exchange Commission (the “Commission”). You stated that the purpose of the Commission’s review was designed to ensure that the filings made by the Registrant with the Commission, including the accompanying Registrant disclosures, complied with the Sarbanes-Oxley Act of 2002.

Set forth in the numbered paragraphs below are your comments of June 17, 2010, followed by the Registrant’s responses.  In response to your request, this letter is being submitted to the Commission as a correspondence filing via EDGAR within thirty (30) days of receipt of your comments.

1)

Comment:

 Per Rule 17g-1(g)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”), the Registrant is required to file with the Commission a copy of its fidelity bond via a 40-17g filing and, amongst other items, include in the filing a statement showing the amount of the single insured bond which the Registrant would have provided and maintained had it not been named as an insured under a joint insured bond. You stated that the Registrant’s filing pursuant to Rule 17G-1(g) of the 1940 Act as filed with the Commission via a 40-17g filing on August 7, 2009, contains a statement in the correspondence letter to the Commission that the fidelity bond is a joint policy with the Clough Global Equity Fund and Clough Global Opportunities Fund, and if the bond insured only the Registrant, and was not a joint policy, the liability would be $1,000,000.  You stated that the Clough Global Equity Fund’s 40-17g filing filed on August 7, 2009, with the Commission contains a statement in the correspondence letter to the Commission that the fidelity bond is a joint policy with the Registrant and Clough Global Opportunities Fund, and if the bond insured only the Clough Global Equity Fund, and was not a joint policy, the liability would be $1,000,000.  You further stated that the Clough Global Opportunity Fund’s fidelity bond filing filed with the Commission on August 7, 2009, notes that the fidelity bond is a joint policy with the Registrant and Clough Global Equity Fund, and if the bond insured only the Clough Global Opportunities Fund, and was not a joint policy, the liability would be $1,500,000.  You noted that the Registrant’s fidelity bond filed with the Commission on August 7, 2009, has a coverage limit of $2,500,000 and questioned whether it should be $3,500,000.

Response:

The joint fidelity bond coverage limit for the Registrant, Clough Global Equity Fund and Clough Global Opportunities Fund is $2,500,000.  Each has a right to claim individually amounts that if all claimed together would exceed the total coverage of the joint fidelity bond.  The Fidelity bond filed with the Commission on August 7, 2009 states the correct coverage limit.

2)

Comment:

You stated that the proxy voting record for the Registrant for the twelve (12) month period ended June 30, 2009, as filed on Form N-PX on August 28, 2009, does not contain enough detail with respect to matters voted on by the Registrant as required by Form N-PX where the Registrant describes the matters voted on as “Vote for management proposal”. You have requested that the Registrant revise the “Vote for management proposal” disclosure to be more specific in future filings on Form N-PX.

Response:

 Requested revision will be incorporated to future Registrant filings on Form N-PX.

3)

Comment:

You provided several comments regarding the Registrant’s Form N-CSR filing for its fiscal year ended March 31, 2010, as filed on June 7, 2010.  In particular, you noted the following:

(a)   You stated that Item 4(c) of Form N-CSR requires that the Registrant disclose under the caption Tax Fees, the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning and the Registrant shall describe the nature of the services comprising the tax fees. You requested that going forward the Registrant describe the nature of the services comprising tax fees in greater detail in its response to Item 4(c) to Form N-CSR.

(b) You stated that Item 8(a)(3) of Form N-CSR requires the Registrant to describe the structure of, and the method used to determine, the compensation of each of the Registrant’s Portfolio Managers.  You stated that the description contained in the Registrant’s response to Item 8(a)(3) of Form N-CSR appears to be very straight-forward and questioned whether there is additional information related to the structure of, and the method used for determining, the compensation of the Portfolio Managers of the Registrant that the Registrant should disclose.

(c) You stated that Form N-2, Item 4.3 requires a registered investment company to make certain disclosures relating to a registered investment company’s senior securities.  You noted that when the Registrant had outstanding auction market preferred shares, the Registrant’s financial highlights include the disclosure emphasized in Form N-2, Item 4.3. You questioned whether the Registrant should disclose information pertaining to its leverage via the Committed Facility Agreement with BNP Paribas Prime Brokerage, Inc. (the “Facility”) in response to Form N-2 Item 4.3.

(d)  You stated that Section 18(a)(1) of the 1940 Act requires a senior security to be subject to an asset coverage test of 300% after such security’s issuance or sale or at the time of declaration of any dividend or distribution. You stated that it appears based off the Registrant’s financial statements contained in its Form N-CSR filing, the Registrant may have fallen below the asset coverage required under Section 18(a)(1) of the 1940 Act.

(e)  You noted that the financial statements in the Registrant’s Form N-CSR contain information related to the tax characterizations of distributions paid by the Registrant during the periods ended March 31, 2010 and March 31, 2009.  You stated that Section 19(a) of the 1940 Act provides that if a registered investment company’s distributions are composed of a source other than net income earned on the underlying holdings, the distribution must be accompanied by a written statement (a “19(a) Notice”) that adequately discloses the sources of the distribution. You inquired how the Registrant was in compliance with Section 19(a) of the 1940 Act.

(f)  You stated that the disclosure regarding income taxes in the Registrant’s Notes to Financial Statements needs to be expanded to include information relating to Financial Accounting Standards Board Interpretation No. 48

(g)   You noted that under Item 24(e) of Form N-2, the Registrant must provide certain information for each trustee and officer of the Registrant in the Registrant’s annual report.  You specifically stated that the Registrant should disclose the term of office for each trustee and officer.

Response:

(a)  Requested revision will be incorporated to future Registrant filings on Form N-CSR.

(b)  The Registrant believes that its existing disclosure under Item 8(a)(3) to Form N-CSR accurately describes the compensation structure of its Portfolio Managers. Nonetheless, the Registrant will revise its disclosure in response to this item to describe more clearly the compensation structure of the Portfolio Managers.

(c)  The Registrant does not believe the information called for in Form N-2 Item 4.3 is clearly applicable to the annual shareholder report. Item 24.4 of Form N-2 sets forth the information a registered investment company must include in its annual report to shareholders, as filed on Form N-CSR.  Item 24.4 of Form N-2 does not specifically require that an annual report to shareholders include the information called for by Item 4.3 of Form N-2.  The Registrant does not believe the information presented in the March 31, 2010 annual report to shareholders was misleading, however, the Registrant will present the information in Form N-2, Item 4.3 disclosure in the next shareholder report.

(d)  The Registrant believes it has met the 300% asset coverage test imposed by Section 18(a)(1) of the 1940 Act as the Registrant believes the calculation of the asset coverage of at least 300% occurs anytime the Registrant draws on the Facility or when the Registrant declares dividends or distributions and not on a daily basis.

(e)  The Registrant mailed 19(a) notices to its shareholders at the time of each dividend distribution.

(f) There were no uncertain tax positions in the Fund during the period covered by the March 31, 2010 annual report to shareholders.  The Registrant does not believe the presented disclosure was misleading, however requested revision will be incorporated to future Registrant filings on Form N-CSR.

(g) Requested revision will be incorporated to future Registrant filings on Form N-CSR.

*****

In connection with the Commission’s review of filings made by the Registrant, including the accompany Registrant disclosures in view of compliance with the Sarbanes-Oxley Act of 2002, as described herein, the Registrant hereby acknowledges that:

(i)

The Registrant is responsible for the adequacy and accuracy of the disclosures in its filings;

(ii)

Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

(iii)

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Please feel free to contact the undersigned at 720.917.0602 should you have any questions.

Sincerely,

/s/ Erin E. Douglas________

Erin E. Douglas, Esq.

Secretary, Clough Global Allocation Fund

cc:

Board of Trustees, Clough Global Allocation Fund

Jeremy O. May, Treasurer, Clough Global Allocation Fund

Dawn Cotten, Assistant Treasurer, Clough Global Allocation Fund

Michael Akins, Chief Compliance Officer, Clough Global Allocation Fund

Philip Niehoff, Esq., Mayer Brown LLP

Michele Hansen, Deloitte & Touche LLP